Exhibit 99.2

Sinovac's EV71 Vaccine Phase I Clinical Data for the Prevention of Epidemic Hand, Foot, Mouth Disease Published in Vaccine

BEIJING, March 29, 2012 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, announced today that the positive Phase I clinical data for its proprietary inactivated Enterovirus 71 (EV71) vaccine against hand, foot and mouth disease (HFMD) was accepted for publication by the peer-reviewed journal Vaccine on March 4, 2012, and the uncorrected proof is available online as of March 14, 2012.  The article, entitled "Safety and immunogenicity of a novel human Enterovirus 71 (EV71) vaccine: A randomized, placebo-controlled, double-blind, Phase I clinical trial," provides an in-depth look at the safety observation with preliminary immunogenicity data from the study, in which all three age groups (adult, children and infant) showed good safety and tolerance profiles.

In the Phase I clinical trial, the vaccine candidates were given to the adults first, starting from the lowest dosage to higher dosages.  After the two inoculations were administered to the adults, a safety observation was conducted, and the safety evaluation report was reviewed by clinical experts as well as the Data Safety and Monitoring Committee (DSMC).  Once safety was confirmed, inoculations were administered to the children, and the same procedure was followed before the infants were inoculated.  This trial protocol was approved by the Ethics Committee.

The Phase I clinical trial showed that Sinovac's novel inactivated human EV71 vaccine was well tolerated in healthy volunteers, and the testing results on neutralizing antibody indicated good immunogenicity.  Sinovac confirmed these data in the Phase II trial, which demonstrated that the EV71 vaccine demonstrated a good immunogenicity and a favorable safety profile with no vaccine-related serious adverse events.

Li Yan-Ping of the Center for Disease Control and Prevention of the Guangxi Zhuang Autonomous Region, and the principle investigator, stated, "The novel human EV71 inactivated vaccine was well tolerated in the healthy volunteers.  For immune response, we observed that the seropositive rates of neutralizing antibody increased to 100% for all dosage groups after the second vaccination.  With more than 90% of the reported HFMD cases occurring in children under five years old, an urgent need exists for a novel vaccine that is effective against human EV71 outbreaks.  These results bring us one step closer to realizing that goal."

Dr. Weidong Yin, Chairman, President and CEO, also commented, "The HFMD epidemic situation is still serious in China.  However, there is no EV71 specific prevention method to help control the spread of HFMD.  Both the Chinese government and the public have great expectations regarding vaccine development.  We are pleased to have our Phase I clinical data published in the prestigious journal Vaccine.  HFMD represents a significant unmet medical need as no pharmacological intervention has been proven to prevent or control this disease.  Vaccination is expected to be the most effective measure to control the spread of the virus and to reduce associated morbidity and mortality."

Yin continued: "We are advancing our EV71 vaccine as planned.  In January 2012, we commenced our Phase III clinical trials before the HFMD outbreak season.  Through the end of March 2012, approximately 10,000 healthy volunteers have been enrolled, and the two-shot inoculation schedule, at 0 and 28 days, and the blood collection on the 56th day after the first inoculation have been completed in these volunteers.  We began the observation and data collection phase since March 14, 2012, to assess the HFMD epidemic situation and to evaluate the efficacy of our novel vaccine.  Currently, the Phase III trial is progressing on schedule and is on track to be completed in the first half of 2013.  Meanwhile, the construction of the EV71 vaccine production plant is progressing well.  The purpose of building the facility in parallel with the Phase III clinical research is to make sure that the vaccine can be provided to protect those at risk as soon as it's approved."

About EV71

Enterovirus 71, or EV71, causes Hand, Foot, and Mouth Disease (or HFMD). More than 90% of the reported cases occur in children under five years old. HFMD is a common and usually mild childhood disease. However, there has been an increase in severe HFMD cases reported associated with neurological symptoms caused by EV71. A number of outbreaks of EV71 HFMD in the Asia-Pacific region have been reported since 1997. Outbreaks have been reported in Malaysia (1997), Taiwan (1998, 2000 & 2001), mainland China (1998-2008), Australia (1999) and Singapore (2000) among other areas in the region. No specific treatment for this enterovirus infection and no vaccine are currently available.

In China, HFMD has become a very serious problem, especially in children, given that no vaccine and specific treatment is currently available to protect against this disease. A growing number of HFMD cases have been recently reported in parts of Asia, including mainland China, Hong Kong, Singapore, South Korea, and Taiwan. According to available data, from the Chinese Ministry of Health, for the period of January 1 to November 30, 2010, the disease caused 876 deaths in China and over 1.73 million HFMD infection cases. This is compared to 353 fatalities in China and over 1.15 million reported HFMD infectious cases for the entire year in 2009. HFMD is most common among infants and children under five years of age.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu) as well as animal rabies vaccine for canines.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured for the Chinese Central Government pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program.  Sinovac has been developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot & mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella, etc.  Sinovac sells its vaccines mainly in China and is exporting selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
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Email: ir@sinovac.com

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